Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2018.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2018
(£m)
Capitalisation
Equity
Shareholders’ equity	42,940
Other equity instruments	5,355
Non-controlling interests	248
Total equity	48,543

Indebtedness

Subordinated liabilities	17,637

Debt securities
Debt securities in issue	90,293
Liabilities held at fair value through profit or loss (debt securities)	7,097
Total debt securities	97,390

Total indebtedness	115,027

Total capitalisation and indebtedness	163,570

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 June 2018, all indebtedness was unsecured except for £31.7 billion of securitisation notes and covered bonds and £2.4 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 30 June 2018.

There has been no material change in the information set forth in the table above since 30 June 2018.